                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

August 9, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Admiral Funds; File No. 33-49023

Dear Mr. Sandoe,

The following responds to your comments of August 6, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 25 that was filed on June 24, 2010 pursuant to Rule 485(a).  Unless otherwise noted, the following comments apply to each of the Vanguard S&P 500 Value Index Fund, Vanguard S&P 500 Growth Index Fund, Vanguard S&P Mid-Cap 400 Index Fund, Vanguard S&P Mid-Cap 400 Value Index Fund, Vanguard S&P Mid-Cap 400 Growth Index Fund, Vanguard S&P Small-Cap 600 Index Fund, Vanguard Small-Cap 600 Value Index Fund, and Vanguard Small-Cap 600 Growth Index Fund (collectively, the “Funds”).

Comment 1:    Fees and Expenses (Institutional and ETF Shares)

Comment:         Each Fund’s estimated annual operating expense ratio is provided without a breakdown of the management and other expenses.

Response:         The estimated annual operating expense ratio will be provided, along with the breakdown of the management and other expenses, in a subsequent filing before these Funds go effective.

Comment 2:    Primary Investment Strategies (Institutional and ETF Shares)

Comment:         Include the market capitalization strategy for each Fund.

Response:         The Item 9 disclosure includes a table that sets forth each Fund’s asset-weighted median market capitalization.  We consider this placement to be sufficient and appropriate.

Comment 3:    Primary Risks (Vanguard S&P 500 Value Index Fund and Vanguard S&P
500 Growth Index Fund – Institutional and ETF Shares)

Comment:         Consider adding small and/or mid-cap risk to the primary investment strategy disclosure.

Response:         These Funds will invest predominantly in large-cap stocks, and will track indexes with weighted average market caps of $79.4 billion for the S&P 500 Growth Index and $71.1 billion for the S&P 500 Value Index as of June 30, 2010.  Accordingly, we do not consider their minimal exposure to small- and mid-cap stocks to warrant discussion in the primary risk section.

Comment 4:    Primary Risks (Institutional and ETF Shares)

Comment:         Unless a Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:         Each Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

Comment 5:    Tax Information (Institutional and ETF Shares)

Comment:         Delete all but the first sentence of this section, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.

Response:         We will make the requested edit.

Comment 6:    Fees and Expenses (Institutional Shares)

Comment:         Please delete the footnote discussing the fee that may apply to purchases of fund shares.

Response:         We will delete the footnote as requested.

Comment 7:    SAI – Description of the Trust

Comment:         Pursuant to Item 14 of Form N-1A, the list of each Fund’s name, share classes, and corresponding ticker symbols should appear on the front page of the SAI.

Response:         The Item 14 disclosure was pushed back to page two due to our including “red herring” language on page 1 of the Trust’s SAI.  When we delete the red herring language, the disclosure will appear on the front page of the SAI.

Comment 8:    SAI– Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Response:         We have modified the disclosure as requested.

Comment 9:    SAI – Management of the Funds

Comment:         Please include disclosure that notes why each individual trustee is qualified to serve on the board.

Response:         We will update the SAI as requested.

Comment 10:  Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel